

April 2, 2019

Hank Tucker
Chief Executive Officer
New World Technologies, Inc.
1363 Veterans Memorial Highway, Suite 22
Hauppauge, New York 11788

> **Re: New World Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 18, 2019**
> **File No. 333-229390**

Dear Mr. Tucker:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 22, 2019 letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.      Please reconcile your disclosure on the cover page and on page 17 that funds will be returned if the minimum offering is not met within twelve months from effectiveness with your disclosure on page 3 that funds will be returned if the minimum offering is not met within six months of the date the shares are accepted by the OTC Marketplace.

Business, page 1

2.      We note your response to prior comment 4. In an appropriate section of your document, please clarify which capabilities of the product that you disclose in the prospectus represent the "minimally basic functionality," and clarify the nature of the final stages of

testing and verification that you mention on page 1.  In your revised disclosure, it should be clear what you mean on page 22 by "ensuring there is a cohesive integration between the hardware and the analytical software."  Also, please tell us which disclosed capabilities have been demonstrated by independent, statistically significant testing.

Offering, page 2

3.      Please reconcile your response to prior comment 3 and 11 with the paragraph beginning with "(i)" at the top of page 3.

Risk Factors, page 4

4.      Please address that part of prior comment 8 regarding the the last sentence on page 15.

Use of Proceeds, page 16

5.      We note your response to prior comment 13.  Please reconcile the disclosure on page 1 that the minimum offering proceeds will be used to bring the CSDS to market with the disclosure on page 16 regarding the maximum amount needed for preparation, submission and approval of section 510(k).

Plan of Distribution, page 17

6.      Please tell us with specificity where you revised the disclosure in response to the first sentence of prior comment 14.

7.      Please expand your response to prior comment 16 to tell us whether your references to a segregated account mean that investors' funds will be promptly deposited into a separate bank account, as agent or trustee for persons who have beneficial interests in the funds in compliance with Rule 15c2-4(b)(1).  In this regard, please provide us your analysis of the extent of any risk that your creditors could obtain an interest in investors' funds before closing or before investors seek a refund.

Business and Business Plan, page 22

8.      We note your response to prior comment 18.  Given the stage of development of your product and business, please tell us how you were able to determine the projected cost that you disclose in the first paragraph on page 24.

Anticipated Launch of CSDS, page 23

9.      Please reconcile the timeline disclosed in this section with your fifth paragraph on page 20.

FDA Pre-Approval and Post-Approval Requirements, page 27

10.     We note your response to prior comment 20.  Please provide more specific disclosure regarding the consequences if the FDA were to disagree with you regarding the Class of your device.  For example, could you be required to submit an application for premarket approval?  How does that approval process differ from the 510(k) process?

Employment Agreements, page 30

11.     Please provide the disclosure required by Regulation S-K Item 402(q)(2).

Compensation Table, page 31

12.     We note your response to prior comment 24.  Please include in your table the dollar amounts required by Regulation S-K Item 402(n)(2)(v), and provide the disclosure required by the instructions to Item 402(n)(2)(v) and (vi).  Also, provide the table required by Item 402(r).

Security Ownership of Certain Beneficial Owners and Management, page 31

13.     From your disclosure in response to prior comment 26, it is unclear how the exemption from registration you cite was available if New World Technologies, Inc. (Nevada) acquired your shares with a view toward distribution.  Please advise or revise.

Description of Securities, page 32

14.     We note your response to prior comment 27.  Please tell us with specificity where you revised the disclosure to address the first sentence of Article Twelve in exhibit 3.1 and section 1.2 and Article X in exhibit 3.2 to the extent required by Regulation S-K Item 202(a)(1)(v) and (a)(5).

Shares Eligible for Future Sale, page 34

15.     We note your response to prior comment 28.  Please specify when you believe a substantial number of you shares could be resold in reliance on Rule 144.  Also, in an appropriate section of your document, please describe the risks if the Commission or a court were to disagree with your conclusions regarding the applicability of Rule 144(i).

Additional Information, page 35

16.     Please expand your response to prior comment 29 to cite all authority on which you rely for your conclusions as they apply to the written material that you mention in this section. Also include your analysis of how that authority applies to your facts and circumstances.

Index to Financial Statements, page F-1

17.     Please amend your filing to provide updated financial statements as required by Rule 8-08 of Regulation S-X.  Further, revise your MD&A Results of Operations section to address all the periods required to be included by Regulation S-X.  Refer to Item 303(a) of Regulation S-K.

Signatures, page 39

18.     We note your response to prior comment 31.  Please ensure that the signatures are properly dated.  Also, clearly indicate below the second paragraph of text required on the Signatures page who signed the document in the capacity of your controller or principal accounting officer.

Exhibits

19.     We note your response to prior comment 32.  It does not appear that you filed the subscription agreement to be used in connection with this offering, the board agreement mentioned on page 21, and the lease agreement mentioned in the penultimate paragraph on page 28.  Please file, or tell us why you do not believe you are required to file, the agreements.

        You may contact Gary Newberry at 202-551-3761 or Lynn Dicker, Senior Accountant, at 202-551-3616 if you have questions regarding comments on the financial statements and related matters.  Please contact Thomas Jones at 202-551-3602 or Russell Mancuso, Branch Chief, at 202-551-3617 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Electronics and Machinery

cc:     Lee W. Cassidy, Esq.